

October 23, 2012

<u>Via Facsimile</u>
Mr. Kulwant Sandher
Chief Financial Officer
Brinx Resources Ltd.
455 Sherman Street, Suite 300
Denver, Colorado 80203

      **Re:    Brinx Resources Ltd.**
              **Form 10-K for the Fiscal Year ended October 31, 2011**
              **Filed February 14, 2012**
              **Response Letter dated October 5, 2012**
              **File No. 333-102441**

Dear Mr. Sandher:

We have reviewed your response letter dated October 5, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended October 31, 2011</u>

<u>Properties, page 8</u>

<u>Unaudited Oil and Gas Reserve Quantities, page 13</u>

1.    The third party engineer reports you intend to file as exhibits with your amendment to the Form 10-K in response to prior comment one do not include all of the information prescribed in Item 1202(a)(8) of Regulation S-K. Specifically, the reports must state the portion of total reserves covered by each report. That is, the percentage of the total reserves reviewed in connection with the preparation of each report. In addition, the engineers must state in their reports that the assumptions, data, methods and procedures used were appropriate for the purpose served by the reports as well as state that they used

all methods and procedures as they considered necessary under the circumstances to prepare the reports.  Please ask the third party engineers to revise their reports accordingly, or explain the reasons if they are unable to make these assertions.

2.    As requested in prior comment two please disclose the qualifications of the technical persons primarily responsible for overseeing the preparation of your reserves estimates at J.L. Thomas Engineering, Inc. to comply with Item 1202(a)(7) of Regulation S-K.  This information may be included in the Form 10-K under the heading "Internal Controls Over Preparation of Proved Reserve Estimates" or in the J.L. Thomas Engineering, Inc. report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief